

June 4, 2013

Via E-mail
Dmitrijs Podlubijs
President
US Parts Online Inc.
2360 Corporate Circle Suite 400
Henderson, NV 89074

> **Re:** **US Parts Online Inc.**
> **Amendment No. 6 to the Registration Statement on Form S-1**
> **Filed May 21, 2013**
> **File No. 333-179765**

Dear Mr. Podlubijs:

We have reviewed your response to our letter dated May 6, 2013 and have the following additional comments.

Description of Business, page 32

General, page 32

1. We note your response to prior comment 2. Please disclose from where you currently operate your business. To the extent you own or lease office space from which you currently operate, please revise "Properties" on page 38 to provide the disclosure required by Item 102 to Regulation S-K.

Financial Statements

Condensed Statements of Operations, page 64

2. Please tell us why the income statement from the period cumulative inception to November 30, 2012 as presented on page 53 of your filing when added to the period for the three months ended February 28, 2013 does not equal cumulative inception to February 28, 2013. In addition, we note your response to our prior comment 3 that your supplier agreed to credit your deposit toward shipping expenses, which were billed in March 2013. Please tell us why there is no liability for these shipping expenses presented on your February 28, 2013 balance sheet. Please advise or correct as necessary.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief